UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934




                       For the month of March , 2007

                          SPIRENT COMMUNICATIONS plc
     _____________________________________________________________________
                (Translation of registrant's name into English)

  Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                RH10 9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________










                            SPIRENT COMMUNICATIONS PLC

            PRELIMINARY RESULTS FOR THE YEAR ENDED 31 DECEMBER 2006

London, UK - 1 March 2007 - Spirent Communications plc ("Spirent" or "the
Group")

(LSE: SPT; NYSE: SPM), a leading communications technology company, today announces its preliminary results for its financial year ended 31 December 2006.


Highlights

   - Much improved performance for the second half year.

   - Markets were highly competitive partly as a result of consolidation amongst our largest customers.

   - Restructuring actions taken during the year with total annualised cost savings of GBP16 million at a total cost of GBP9.1 million.

   - 24 per cent of orders for Communications group in the final quarter of 2006 came from new product platforms.


Performance Analysis

   - Overall performance reflects continued product transition:
       - Spirent TestCenter(TM) sales grew to GBP20 million (2005: GBP4 million)
       - Existing older platforms, SmartBits and AX, orders declined by GBP27 million, 15 per cent of total Performance Analysis activity, to GBP48 million (2005: GBP75 million).
       - All other Broadband products and services grew.

   - Wireless continued to make good overall progress.


Service Assurance

   - Signed our first major contract with TELUS, a leading provider of data, IP and wireless solutions in Canada, to provide triple play service assurance solutions.


Financial

   - Four acquisitions made for a total initial consideration of GBP39.7 million.
   - Goodwill impairment of GBP46.8 million in relation to Service Assurance and SwissQual.
   - Net funds at the year end of GBP106.1 million with GBP41.9 million returned to shareholders to date at an average price of 46.1 pence per share.


Board and management

   - New leadership at both Board level and in key operational positions: in-depth business review underway.


Anders Gustafsson, Chief Executive, commented:


"In 2006 Spirent delivered a much improved second half performance benefiting from growth in new product revenues and the restructuring actions undertaken.


"With new Board leadership and having made key operational appointments we are now undertaking an in-depth business review, the outcome of which will be reported before the AGM in May.


"Our performance in 2007 is expected to benefit from the investment in new and upgraded products and the acquisitions made last year and further progress beyond that will depend on the outcome of the business review. We are confident that our new products, led by Spirent TestCenter, will grow revenue and continue to gain market share although this will be offset by the decreasing revenue from our older products. With market conditions continuing to be similar to last year, we consequently expect only a modest growth in Performance Analysis revenues. In addition, should sterling continue its recent strength relative to the US dollar, our performance for 2007, particularly in Systems, will be held back."


Results

The adjusted profit and earnings per share measures have been restated to include share-based payment of GBP5.2 million (2005: GBP5.1 million) and intangible amortisation of GBP1.6 million (2005: nil).



 GBP million                                         2006        2005   Change %
-------------------------                     ----------  ---------- ----------

Reported
Continuing operations
Revenue                                          271.6       259.3           5
Loss before tax                                  (50.1)      (41.7)
Basic loss per share (pence)                     (5.51)      (3.97)
Group
Profit/(loss) for the year                       108.8       (24.5)
Basic earnings/(loss) per share (pence)          11.75       (2.62)
Adjusted
Continuing operations
Operating profit1                                  8.3         6.4          30
Profit/(loss) before tax2                         14.3        (0.2)
Adjusted earnings/(loss)3 per share (pence)       1.41       (0.22)
-------------------------                     ----------  ---------- ----------

Notes

1 Before material one-time items and goodwill impairment.

2 Before material one-time items, goodwill impairment, profit on the disposal of operations and costs associated with the repayment of loan notes.

3 Adjusted earnings/(loss) per share is based on adjusted earnings as set out in note 6.


                                    - ends -


Enquiries
Anders Gustafsson, Chief
Executive                            Spirent Communications  +44 (0)1293 767676
                                     plc
Eric Hutchinson, Chief Financial
Officer

Reg Hoare/Libby Young                Smithfield              +44 (0)20 7360 4900


The Company will host a results presentation today at 09.15 for 09.30 UK time. A simultaneous webcast of the presentation will be available on the Spirent
                 Communications plc website at www.spirent.com.


   Photography is available from UPPA (Universal Pictorial Press & Agency) -
                                 www.uppa.co.uk
                           or tel: +44(0)20 7421 6000


About Spirent Communications plc

Spirent  Communications  plc  is a  leading  communications  technology  company focused on delivering innovative systems and services to meet the needs of customers worldwide. We are a global provider of performance analysis and service assurance solutions that enable the development and deployment of next-generation networking technologies such as broadband services, Internet telephony, 3G wireless and web applications and security testing. The Systems group develops power control systems for specialist electrical vehicles in the mobility and industrial markets. Further information about Spirent Communications plc can be found at www.spirent.com.

Spirent Communications plc Ordinary shares are traded on the London Stock Exchange (ticker: SPT) and on the New York Stock Exchange (ticker: SPM; CUSIP number: 84856M209) in the form of American Depositary Shares ("ADS"), represented by American Depositary Receipts, with one ADS representing four Ordinary shares.

Spirent and the Spirent logo are trademarks or registered trademarks of Spirent Communications plc. All other trademarks or registered trademarks mentioned herein are held by their respective companies. All rights reserved.


This press release may contain forward-looking statements (as that term is defined in the United States Private Securities Litigation Reform Act of 1995) based on current expectations or beliefs, as well as assumptions about future events. You can sometimes, but not always, identify these statements by the use of a date in the future or such words as "will", "anticipate", "estimate", "expect", "project", "intend", "plan", "should", "may", "assume" and other similar words. By their nature, forward-looking statements are inherently predictive and speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. You should not place undue reliance on these forward-looking statements, which are not a guarantee of future performance and are subject to factors that could cause our actual results to differ materially from those expressed or implied by these statements. Such factors include, but are not limited to: the extent to which customers continue to invest in next-generation technology and deploy advanced IP-based services; our ability to manage a significant transition in product revenues to new product solutions incorporating latest technology; the outcome of the business review; our ability to successfully expand our customer base; continuing variable market conditions; pace of economic recovery; our ability to improve efficiency, achieve the benefits of our cost reduction goals and adapt to economic changes and other changes in demand or market conditions; our ability to develop and commercialise new products and services, extend our existing capabilities in IP services and expand our product offering internationally; our ability to attract and retain qualified personnel; the effects of competition on our business; fluctuations in exchange rates and heavy exposure to the US dollar; changes in the business, financial condition or prospects of one or more of our major customers; risks of doing business internationally; risks relating to the acquisition or sale of businesses and our subsequent ability to integrate businesses; our reliance on proprietary technology; our exposure to liabilities for product defects; our reliance on third party manufacturers and suppliers; and other risks described from time to time in Spirent Communications plc's Securities and Exchange Commission periodic reports and filings. The Company undertakes no obligation to update any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise.


            PRELIMINARY RESULTS FOR THE YEAR ENDED 31 DECEMBER 2006


                              CHAIRMAN'S STATEMENT


At the end of 2006 a number of new directors were appointed to the Board and I was appointed Chairman. Since that time, the Board as a whole has embarked on an in-depth review of each of the company's operations.

Since I was not at Spirent during most of 2006 my comments are necessarily limited. However, it is already clear that the company has a strong base of technology and customer relationships, reflecting a very talented group of employees. I would like to express our thanks to them for their contributions during a year of transition and some market uncertainty.

We also find ourselves with a strong balance sheet, largely due to the sale of the HellermanTyton business in February. Overall the company has a sound foundation on which to build for which thanks are due to a number of Board members who departed during the year.

As you will read below, conditions in some of our markets are somewhat challenging. However, in reality the outlook for Spirent's financial performance in 2007 and beyond will be more affected by the actions resulting from the Board's review than by any foreseeable market developments. The major purpose of the Board's review is to decide where to focus our resources and how to be the most efficient and effective competitor in our chosen areas. We expect to announce the results of the review prior to the Annual General Meeting on 9 May and look forward to communicating with shareholders again at that time.


We evaluate the performance of Spirent based on revenue and operating profit/
(loss) before the effect of material one-time items and goodwill impairment so that period on period comparisons are not distorted. Operating profit/(loss) and return on sales are referred to in the text before material one-time items and goodwill impairment unless otherwise stated.


                                 GROUP OVERVIEW


Introduction

The year as a whole saw a series of challenges, primarily due to the continuing variable market conditions resulting from the impact of customer consolidation and product transition which both depressed sales and margins and was particularly notable in the first half. As expected at the time of the announcement of the interim results we delivered a much improved second half which benefited from the growth in new product revenues and restructuring actions undertaken. For the full year the adjusted profit before tax was GBP14.3 million compared with a loss before tax of GBP0.2 million in 2005.

Our newly developed and recently launched products and solutions for next-generation networks continue to grow sales and gain market share and represented almost 25 per cent of orders for Performance Analysis Broadband in the final quarter of the year, demonstrating the success of our investment in product development and the benefit of newly acquired products.

Four acquisitions were completed expanding our breadth of expertise and solutions into new growth areas such as IP multimedia subsystems ("IMS"), IP telephony and security test, whilst boosting our offering in other areas such as wireless.

With new Board leadership and having made key operational appointments we are now undertaking an in-depth business review, the outcome of which will be reported before the AGM in May.


Market conditions

The many high profile mergers of the last two years among our customers have resulted in customers delaying their investment in next-generation networks and have created highly competitive markets. Indeed, our sales to these latter customers as a group fell by 8 per cent in the year as a whole, principally in the first half. As a result overall, many of our markets saw no growth, although we remain positive for long term growth prospects. We expect our markets will remain competitive in the current year.



Product transition

A major feature of the year was significant product transition. The growth in sales of all our new and enhanced products was encouraging, with Spirent TestCenter sales reaching GBP20 million (2005: GBP4 million), which was the Group's highest revenue generating product in the final quarter of 2006. As expected, orders of our older platforms, SmartBits and AX, declined sharply by GBP27 million being 36 per cent year-on-year. Revenues from all of our Performance Analysis Broadband products, apart from SmartBits and AX grew in 2006.

Spending on product development by the Communications businesses, totalled GBP55.0 million (2005: GBP56.1 million) of which GBP5.0 million was incurred by our newly acquired businesses. Product development was primarily focused on the new Spirent TestCenter platform, WCDMA performance test equipment for mobile handsets and triple play IP service assurance monitoring solutions, as well as in our other faster growing product lines.

Spirent TestCenter was developed to take testing to new levels by consolidating a host of solutions on a single platform. To date, our new and upgraded products have been well received by customers, who consistently report enhanced functionality, improved productivity and reliability. Spirent TestCenter's performance is very encouraging. It has already been purchased by over 200 cus tomers worldwide, compared to just 90 when we reported our interim results in August 2006. These include most of the leading global companies in our industry and all of our largest customers.

We were pleased with strong performances in our Asia Pacific operations, especially in Performance Analysis, and Europe, which was boosted by our recent acquisitions.


Restructuring actions

During the year we continued to manage the balance between the cost base and maintaining the capability to generate long term growth. Accordingly, we undertook two major restructuring actions to realign resources and to reduce operating expenses in our Performance Analysis and Service Assurance divisions, one announced in June and the other in October, as follows:

   - in June, a total annualised cost reduction of approximately GBP9.0 million per year at a one-time cost of GBP3.9 million;

   - in October, a total annualised cost reduction of approximately GBP7.0 million per year at a one-time cost of GBP5.2 million.

These actions included completion of the outsourcing of all manufacturing except final assembly and test, continuing investment in our low cost offshore engineering centre, further divisional management changes and restructuring of support functions.

Including these actions, we are targeting a long term improvement in operating margin in Performance Analysis Broadband, with an interim goal to deliver a run rate of 15 per cent by the end of 2007. The success of Spirent TestCenter as a single platform should enable the Group to realise significant operating efficiencies in product development, sales and marketing and other areas within the division.

The significant restructuring action within Service Assurance is intended to allow the division to target a break-even position through 2007, whilst funding the investment in the future of next-generation triple play IP monitoring solutions.


The Board and staff

Following the Extraordinary General Meeting on 22 December 2006, John Weston, Andrew Given, Fred D'Alessio, Marcus Beresford and Kurt Hellstrom ceased to be directors of the Company. We would like to thank them for their collective service to Spirent over many years.

At the EGM, Edward Bramson, Ian Brindle, Gerard Eastman and Alex Walker were appointed directors of the Company. Subsequently, Edward Bramson was elected as Chairman of the Board and appointed as Chairman of the Nomination Committee; Ian Brindle was appointed Chairman of the Audit Committee, and as a member of the Remuneration Committee and Nomination Committee; Alex Walker was appointed as the Senior Independent Non-executive Director and Chairman of the Remuneration Committee, and as a member of the Audit Committee and Nomination Committee; and Gerard Eastman was appointed as a member of the Audit, Remuneration and Nomination Committees.


Outlook

Our performance in 2007 is expected to benefit from the investment in new and upgraded products and the acquisitions made last year and further progress beyond that will depend on the outcome of the business review. We are confident that our new products, led by Spirent TestCenter, will grow revenue and continue to gain market share although this will be offset by the decreasing revenue from our older products. With market conditions continuing to be similar to last year, we consequently expect only a modest growth in Performance Analysis revenues. In addition, should sterling continue its recent strength relative to the US dollar, our performance for 2007, particularly in Systems, will be held back.


Summary

2006 has been a busy and challenging year for Spirent with variability and unpredictability in our markets. We have worked hard to stay ahead of the competition and drive the development of our new products and services. We achieved an improved performance in the second half over the first half year.

We made good progress with our new products and saw growth in a number of key product areas during 2006. We have secured the first major contract for a full-scale triple play service assurance solution. We intend to build on this in 2007. In particular the development plans we have for Spirent TestCenter will deliver increased functionality, scale, ease of use and automation for our customers.

The sale of the HellermannTyton Division enabled Spirent to achieve a significantly strengthened balance sheet and to return capital to our shareholders. Over the coming months the newly constituted Board will be working to undertake an in-depth business review and will report the outcome before the AGM in May.



                             GROUP FINANCIAL REVIEW


The Group's financial performance is reported in accordance with International Financial Reporting Standards ("IFRS") under which the Group's discontinued operations, the HellermannTyton Division, are reported as a single line at the foot of the income statement including the profit on sale.

All comments below refer to continuing activities only unless otherwise stated.


Please note that the adjusted profit and earnings per share measures have been restated to include share-based payment of GBP5.2 million (2005: GBP5.1 million) and intangible amortisation of GBP1.6 million (2005: nil).


Results

Continuing operations
 GBP million                 Restated
                             first     Second      2006     Restated     Change
                              half       half                   2005        (%)
----------------            --------   --------  --------     --------  --------

Revenue                      138.2      133.4     271.6        259.3         5
Adjusted
operating
profit1                        2.8        5.5       8.3          6.4        30
Return on
sales1 (%)                     2.0        4.1       3.1          2.5
Adjusted
profit/(loss)
before tax2                    5.1        9.2      14.3         (0.2)        -
Adjusted
earnings per
share3 (pence)                0.50       0.91      1.41        (0.22)
Adjusted cash
generation
from operating
activities4                   (0.9)      13.5      12.6          6.4
----------------            --------   --------  --------     --------  --------

Notes

1 Before material one-time items and goodwill impairment.

2 Before material one-time items, goodwill impairment, profit on the disposal of operations, costs associated with the repayment of loan notes and any related tax.

3 As 2 and before any related and prior year tax.

4 Before the cash cost of material one-time items and lump sum pension contribution.


The year has been affected by the complexities of implementing major product transitions combined with continued challenging market conditions in our communications markets. These market conditions to a large extent were a consequence of the consolidations of some of our major customers. Revenue increased by 5 per cent over 2005, excluding the contribution from acquisitions revenue was flat year-on-year. There were some significant areas of growth, namely in our voice, security testing, positioning, client services and of course in sales of our pioneering platform Spirent TestCenter. The growth of these products was offset by the rapid decline of our two traditional products, SmartBits and AX, which were down by 36 per cent, as well as the expected drop in revenue in our Service Assurance division during the second half of the year as carriers continued to shift spending away from legacy networks. We focused on the realignment of resources and the reduction in operating expenses across all divisions and took restructuring actions in both Service Assurance and Performance Analysis in June and also in October which improved the profitability in Performance Analysis during the second half year and allowed us to maintain a near break-even position in Service Assurance.

We are presenting an adjusted earnings measure eliminating the effect of material one-time items and goodwill impairment. Previously we had adjusted for intangible amortisation and share-based payment. Comparatives have been restated to reflect this change.

Adjusted operating profit improved by 30 per cent to GBP8.3 million compared with GBP6.4 million in 2005, excluding the effect of exchange, growth was 36 per cent. This result includes a significant reduction in the loss for the Service Assurance division to GBP1.1 million; (after share-based payment of GBP1.2 million, 2005: GBP1.2 million) from a loss of GBP10.8 million reported in 2005. However, this was offset by the decline in profitability of the Performance Analysis division down from GBP18.4 million in 2005 to GBP10.5 million in 2006 (after share-based payment of GBP3.6 million, 2005: GBP3.6 million and intangible amortisation of GBP1.6 million, 2005: nil), although the performance improved in this division in the second half of 2006. The decline in profitability in the Performance Analysis business was largely a result of additional spend on product development and sales and marketing costs associated with the launch of new product releases.

Return on sales for the Group improved to 3.1 per cent from 2.5 per cent in 2005.

Revenue grew by market in the Asia Pacific region by 7 per cent and in Europe by 27 per cent, a result of the SwissQual acquisition, but it was reduced in North America year-on-year.


Currency impact

In 2006 the currency effects were minimal in relation to the income statement. The average sterling to US dollar exchange rate increased from 1.82 in 2005 to
1.85 in 2006. Currency translation reduced revenue by GBP3.4 million and operating profit by GBP0.4 million compared with 2005. With the US dollar to sterling rate rising to $1.96: GBP1 this is likely to have a more material impact in 2007. In particular our Systems group, which is exposed to transactional currency risk, had hedged its exposures and as a result did not experience the full effect of the weakening of the US dollar in 2006. Should the current exchange rate prevail in 2007, this would have a significant impact on its profitability.


Cost of sales and operating expenses

Product development spend is included in cost of sales in the income statement. 2006 was a year of major product transition hence investment in product development remained high, with a total of GBP57.3 million, being 21 per cent of revenue, expensed during the year (2005: GBP58.4 million and 23 per cent of revenue). Of this amount GBP45.5 million (2005: GBP42.1 million) was incurred in the Performance Analysis division, GBP9.5 million (2005: GBP14.0 million) in the Service Assurance division with the remaining GBP2.3 million (2005: GBP2.3 million) in the Systems group. The rate of spend increased in Performance Analysis in 2006 compared with 2005 as we undertook additional investment for the development of the TestCenter platform. Our acquired businesses have added GBP5.0 million to product development spend in 2006. Product development decreased in Service Assurance year-on-year.

Gross profit was higher at 44 per cent of revenue compared with 41 per cent in 2005 as a result of the reduction in product development expense and the reorganisation of our supply chain activities to increase efficiency as well as the move to increase outsourcing.

Operating costs, excluding material one-time items and goodwill impairment are 41 per cent of sales compared with 39 per cent in 2005. This is a result of the additional sales and marketing effort in respect of new product launches, the significant costs of compliance with the Sarbanes-Oxley Act 2002, GBP2.6 million, incurred as a result of being a US listed company and intangible amortisation of GBP1.6 million (2005: nil).


Material one-time items

Material one-time items include restructuring costs of GBP9.1 million, the costs related to the EGM requisition in December 2006 of GBP2.0 million, a credit of GBP0.6 million in relation to the release of provisions on prior period disposals and curtailment and settlement gains of GBP1.7 million in respect of changes to our defined benefit pension plan. Together these total a net GBP8.8 million cost for the year. The Group incurred a one-time finance charge of GBP8.8 million as the loan notes were repaid early out of the proceeds from the sale of the HellermannTyton Division, and we incurred fees to break the associated interest rate swaps.

Restructuring actions took place at the end of June 2006 and in October 2006 affecting both our Communications divisions. These actions were in response to reductions in demand for legacy products in Service Assurance, and include the closure of loss making locations and the initiatives identified to help achieve the divisional margin targets in Performance Analysis. The estimated annualised cost savings from these actions are GBP16 million in total.

In November 2006 the Company received a notice of requisition from certain shareholders requesting that the Company convene an Extraordinary General Meeting to consider the removal of three of its non-executive directors and the appointment of four proposed new ones. The costs incurred in relation to this amounted to GBP2.0 million.

During 2006 active and deferred members of the Spirent Staff Pension Plan were offered the opportunity to leave the Plan and take an enhanced transfer value to another pension arrangement. Many members accepted this offer resulting in a benefit to the funding of the Plan under IFRS of GBP1.7 million.


Goodwill impairment

We wrote down goodwill in our Service Assurance division by GBP9.5 million at the interim stage and have taken a further impairment charge in the second half of GBP9.6 million. GBP19.1 million has been charged in total reflecting the delays in triple play roll out and continued declines in legacy business. Goodwill in the Service Assurance division has now been fully impaired.

In accordance with IFRS we have also assessed the goodwill carrying value of the SwissQual business that we acquired in January 2006 where activity levels have been lower than had been anticipated. This has resulted in a goodwill impairment charge of GBP27.7 million. Goodwill in SwissQual has been fully impaired. Whilst we have written down the carrying value of SwissQual, we believe that there are excellent prospects for the new products in the medium term. However, we have discounted the projections to reflect the inherent risk in the growth projections.

Goodwill impairment charged in 2005 was GBP37.0 million and was in respect of the Service Assurance division.


Intangible amortisation

This is the first year that the Group has acquired businesses under IFRS and consequently this is the first time acquired intangible assets have been recognised and the associated amortisation has been charged. We have made four acquisitions in 2006 resulting in GBP10.0 million of acquired intangible assets being recognised on the balance sheet and we have estimated that the average useful life of these intangibles is 5 years. These intangible assets represent current technology and customer relationships in the main. Amortisation of GBP1.6 million has been expensed in the income statement in 2006 and this is expected be slightly higher in 2007 to reflect the full year effect of the 2006 acquisitions.


Share-based payment

The charge for share-based payment for 2006 is GBP5.2 million for our continuing businesses (2005: GBP5.1 million) based on a fair value model.


Net finance income

In February 2006 we repaid our senior loan notes out of the proceeds of the sale of the HellermannTyton Division. After funding the UK final salary pension plan this left us with a significant cash position some of which has been utilised to pay for acquisitions and commence an on-market share repurchase.

Net finance income was GBP6.0 million (excluding costs associated with the repayment of loan notes) compared with a net charge of GBP6.6 million in 2005. Of net income GBP2.0 million is in respect of the expected return on pension scheme assets less interest on the unwinding of the liabilities (2005: GBP1.1 million charge) a result of the change to the funding position of the UK final salary pension plan in February 2006. Surplus cash is held on deposit or in short dated commercial paper and is earning current market rates of interest.


Loss before tax for continuing operations

Reported loss before tax for continuing operations was GBP50.1 million compared with a loss before tax in 2005 of GBP41.7 million.

Adjusted profit/(loss) before tax is set out below:

 GBP million                                                2006            2005
----------------------                            --------------  --------------

Reported loss before tax                                 (50.1)          (41.7)
Material one-time items                                    8.8             8.4
Goodwill impairment                                       46.8            37.0
Profit on the disposal of operations                         -            (3.9)
Costs associated with the repayment of loan                8.8               -
notes
----------------------                            --------------  --------------
Adjusted profit/(loss) before tax                         14.3            (0.2)
----------------------                            --------------  --------------

Tax

The tax charge for 2006 was GBP0.9 million, an effective rate of 6.3 per cent on the adjusted profit before tax (2005: GBP4.0 million credit). We continue to incur a low effective rate due to the carry forward of tax losses.


Discontinued operations

Discontinued operations relate to the HellermannTyton Division which was sold to Doughty Hanson & Co Limited on 15 February 2006. For the period up until sale the operating result was a profit after share-based payment of GBP3.0 million.

The profit on the sale before tax was GBP166.1 million and tax of GBP9.2 million is payable in relation to the sale. The final proceeds from the disposal on a cash free/debt free basis were GBP296.7 million. The total expenses of the transaction amounted to GBP10.9 million, of which GBP6.7 million was incurred and charged in 2005 and net assets (excluding debt and cash) sold were GBP128.2 million. We realised a curtailment gain on the UK final salary pension fund of GBP0.5 million. Unrealised exchange gains of GBP1.3 million have been transferred from the translation reserve to the profit on sale.



Earnings per share

Basic earnings per share for the Group were 11.75 pence, this includes the profit on sale of the HellermannTyton Division compared with a loss in 2005 of
2.62 pence. Adjusted earnings per share, being before material one-time items, goodwill impairment, profit or loss on the disposal of operations and costs associated with the repayment of loan notes, net of any related tax, was 1.41 pence compared with a loss of 0.22 pence in 2005.


Acquisitions

We acquired four businesses during 2006 paying an initial consideration of GBP39.7 million and deferred consideration of GBP3.7 million in the year. All acquisitions were in the Performance Analysis division. Further deferred consideration payments amounting to approximately GBP6.6 million are expected to be paid.

On 23 January 2006 we acquired SwissQual Holding AG ("SwissQual") for an initial consideration of CHF62.5 million ( GBP27.8 million), paid in cash on completion with up to a further CHF28.0 million ( GBP12.4 million) payable depending on future revenue growth and on various technical and financial milestones being achieved. We have paid an additional GBP3.1 million of deferred consideration in 2006 and have accrued for a further GBP4.5 million of deferred consideration. The total estimated consideration is GBP35.4 million, GBP4.8 million less than the maximum payable. SwissQual's solutions analyse, measure and improve the quality of experience for users of wireless applications and services.

On 13 February 2006 we acquired QuadTex Systems, Inc ("QuadTex") for an initial consideration of $7.5 million ( GBP4.3 million), paid in cash on completion with up to a further $1.5 million ( GBP0.9 million) payable depending on certain technical milestones and the retention of key employees. We paid GBP0.3 million of deferred consideration in 2006. QuadTex is a provider of innovative and leading test tools for internet protocol multimedia subsystem ("IMS") and voice over IP ("VoIP") testing.

On 10 July 2006 we acquired Scientific Software Engineering, Inc. ("SSE"), the US based developer of the Landslide product, a leading software based system for testing the performance and functionality of 2.5 and 3G wireless network infrastructure for an initial consideration of $10.0 million ( GBP5.5 million), paid in cash on completion with up to a further $6.0 million ( GBP3.3 million) payable depending on the satisfaction of certain technical milestones and the retention of key employees in 2007. We paid GBP0.3 million of deferred consideration in 2006.

On 10 August 2006 we acquired the business of Imperfect Networks, Inc. ("Imperfect Networks"), a US based developer of security testing solutions. The acquisition enables Spirent to deliver enhanced security testing solutions to its customers across a number of markets. The initial consideration was $4.0 million ( GBP2.1 million), paid in cash on completion, with up to a further $4.0 million ( GBP2.2 million) payable depending on the satisfaction of certain technical milestones and revenues to be achieved in 2007.


Financing and cash flow

At 1 January 2006 cash and cash equivalents were GBP49.2 million and borrowings, which comprised mainly of GBP70.9 million of senior loan notes attracting a 9.1 per cent rate of interest, were GBP84.8 million. The sale of the HellermannTyton Division enabled the Group to realise a significant amount of cash repaying the loan notes, extinguishing all other debt, funding the GBP47.0 million deficit in the UK final salary pension fund and commencing an on-market share buy back programme. We ended the year with cash and cash equivalents of GBP97.6 million, a significant strengthening of the balance sheet from the prior year end. In addition GBP8.5 million of cash is held on deposit in a blocked trust account as required by the capital restructuring discussed below.

Operating cash flow was representative of the tough market conditions and the additional costs required to undertake such significant product transition. Net cash outflow from continuing operations before tax was GBP40.8 million (2005:
GBP1.1 million outflow). This outflow includes a GBP47.0 million contribution to fund the UK final salary pension plan and other one-time costs.

Adjusted operating cash flow before tax is set out below:


 GBP million                                                  2006          2005
-----------------------------                          -----------   -----------


Reported cash flows from continuing operations             (40.8)         (1.1)
Add back:
UK final salary pension plan lump sum contribution          47.0           3.5
Material one-time items                                      6.4           4.0
-----------------------------                          -----------   -----------

Adjusted cash generation from continuing operations         12.6           6.4
-----------------------------                          -----------   -----------



During 2006 the Group absorbed GBP10.6 million of working capital much of which was in relation to receivables and a consequence of the higher activity levels experienced during the latter part of the year.

Reported operating cash outflow for the continuing Group after tax was GBP42.4 million (2005: GBP1.8 million outflow) and discontinued operations used GBP0.6 million of operating cash in the period up to disposal (2005: GBP31.2 million inflow). Tax payments in 2006 amounted to GBP2.3 million compared with GBP4.6 million in 2005 (including discontinued operations). In the first quarter of 2007 we will settle tax obligations on the sale of the HellermannTyton Division of approximately GBP6.7 million.

Capital expenditure was GBP12.6 million compared with GBP14.8 million in 2005 for the continuing Group. The depreciation charge was GBP11.8 million (2005:
GBP11.4 million).

We spent GBP44.4 million on the acquisition of businesses in 2006 and received net cash of GBP278.2 million from the sale of the HellermannTyton Division. Deferred consideration payments on acquisitions amounting to approximately GBP6.6 million are expected to be paid.

As previously mentioned the senior loan notes were repaid in February 2006 and this left the Group debt free. On the early repayment of loan notes a make whole amount was due of GBP7.2 million and we incurred break fees on the early termination of interest rate swaps of GBP2.3 million. Net finance income received in 2006 was GBP4.1 million compared with a net finance cost in 2005 of GBP6.5 million.


Pension fund

The surplus in the UK defined benefit pension plans at 31 December 2006 was GBP2.4 million (2005: net deficit GBP50.8 million), having been funded in February 2006 by way of a special contribution of GBP47.0 million from the proceeds of the disposal of the HellermannTyton Division. During 2006 the plans have benefited from rising equity markets but have also benefited from an offer made to active and deferred members giving them the opportunity to leave the UK final salary pension plan and take an enhanced transfer value to another pension arrangement. Many members accepted this offer resulting in a benefit to the funding of the plan under IFRS of GBP1.7 million and a reduction in the total liabilities of the plan of GBP21.8 million. The value of the surplus at 31 December 2006 has been calculated using the latest mortality assumptions, and as such this has adversely affected the position.

The triennial actuarial valuations of the plans at 1 April 2006 are currently being finalised.

A defined benefit pension plan deficit is reported of GBP1.4 million at 31 December 2006 in respect of the acquired scheme in SwissQual and the unfunded UK plan.


Capital structure, on-market share repurchase programme and dividend

During 2006, and following on from the cancellation of the share premium account and capital redemption reserve (the "Cancellation") which took place in 2004, the Company was able to release non-distributable special reserves formed as a result of the Cancellation by placing funds in a blocked trust account in accordance with the undertakings made to the Court at the date of the Cancellation. At 31 December 2006 cash held in the blocked trust account was GBP8.5 million. The Company currently has reserves of GBP194.1 million which are capable of being distributed to shareholders through dividend or through share buy back.

We commenced an on-market share repurchase programme in May 2006 which had been announced to shareholders together with the proposed disposal of HellermannTyton in December 2005. To date we have returned GBP41.9 million, being 90.3 million shares, to shareholders at an average price of 46.1 pence per share. There is a further GBP8 million to be returned of the originally announced GBP50 million programme. Purchases are expected to be completed during 2007. It was also announced in October that the Company proposed to seek authority for a further return of GBP50 million to shareholders. This will be considered further as part of the in-depth business review currently underway.

Dividend policy is kept under review by the Board, however no dividend is being declared in respect of 2006.


Review of US listing and SEC registration

As announced in October 2006 the Company has been carrying out a review to explore a process by which it can de-list its shares and de-register in the United States. The US listing has become significantly more costly and onerous in recent years, not least due to the imposition of the Sarbanes-Oxley regulations, which have cost the Company approximately GBP2.6 million during 2006.

If the proposed SEC rule change announced in December 2006 is passed without significant amendment it is expected that the Company will be able to seek a de-registration as a result of its extremely low trading volumes in the US.

A further update on progress towards de-listing and de-registration will be made as and when appropriate.


Business group development and performance

Communications
-----------------               --------    --------  -------  -------- -------
GBP million                      Restated
                                 First      Second    2006   Restated  Change %
                                  half        half               2005
                                  2006        2006
-----------------               --------    --------  -------  -------- -------

Revenue
Performance
Analysis                          94.5        97.7    192.2     178.8        7
Service
Assurance                         24.9        18.7     43.6      42.8        2
-----------------               --------    --------  -------  --------
Communications
group                            119.4       116.4    235.8     221.6        6
-----------------               --------    --------  -------  --------

Operating profit/
(loss)
Performance
Analysis                           3.2         7.3     10.5      18.4      (43)
Service
Assurance                          0.1        (1.2)    (1.1)    (10.8)
-----------------               --------    --------  -------  --------
Communications
group                              3.3         6.1      9.4       7.6       24
-----------------               --------    --------  -------  --------

Return on sales (%)
Performance
Analysis                           3.4         7.5      5.5      10.3
Service Assurance                    -           -        -         -
-----------------               --------    --------  -------  --------
Communications
group                              2.8         5.2      4.0       3.4
-----------------               --------    --------  -------  --------


Performance Analysis

Results for Spirent's Performance Analysis division were marked by significant growth for a number of its products and solutions, including the pioneering Spirent TestCenter platform, and an appreciably improved second half due to early intervention efforts to increase profitability. However, the division's overall performance was dampened by market variability, intense competition, delays in technology upgrades and a significant decline in revenue for two established products.

In 2006, Performance Analysis introduced many new releases and established a solid foundation for future profitable growth within the segments of 3G wireless, IMS and VoIP. Several products had noteworthy results, including:

- Spirent TestCenter, which was the Group's highest revenue generating product in the fourth quarter;

- Spirent Protocol Tester, which received two industry recognition awards - one of the 10 "Best In Test" products for 2006 by Test & Measurement World and Product of the Year by Internet Telephony;

- Our security test solutions Avalanche and ThreatEx (the result of the acquisition of Imperfect Networks);

- Abacus, a leading VoIP testing solution;

- Launch of the new Diversity product (acquired as a result of the SwissQual acquisition), with subsequent key customer wins; and

- The first test demonstration of a Galileo global positioning system.

In 2006, revenue for this division of GBP192.2 million (2005: GBP178.8 million) was up 7 per cent whilst operating profit decreased by 43 per cent to GBP10.5 million (2005: GBP18.4 million) principally weighed towards the first half. The decline was largely due to additional spend on product development and sales and marketing costs associated with the launch of new product releases. To mitigate the weak first half restructuring actions were taken at the end of the second quarter together with a greater focus on improving profitability. These actions resulted in a significantly improved second half operating profit of GBP7.3 million and a return on sales of 7.5 per cent versus a first half of GBP3.2 million, and a return on sales of 3.4 per cent.

Spirent's top 20 customers typically represent an estimated 36 per cent of Performance Analysis revenues. No one customer represented more than 10 per cent of the total divisional revenues. On a geographic basis there was growth in Europe driven by Performance Analysis Positioning and SwissQual. Activity in the Asia Pacific region grew, building on strong growth particularly in China and India.

Throughout 2006, market conditions continued to be variable and unpredictable in Performance Analysis Broadband ("Broadband"). While we saw an increase in spending among some customers in the second half, when combined with customers' reduced spending in the first half, Broadband experienced a flat year overall. This was driven by a reduction in the total available market due to consolidation activity among larger customers, lower spending from our largest customer, Cisco, and strong competition in the routing, switching, access, and L4-7 spaces, and in the VoIP and IMS markets. The tougher competitive environment resulted in pressure on pricing, particularly at our larger accounts.

Despite unpredictable market conditions, Broadband gained position with leading customers and strengthened its position in the growing security market with the acquisition of Imperfect Networks (ThreatEx).

The majority of product development investment for Broadband went to launching new products and to positioning Spirent for the long term. Spirent TestCenter continues to make significant gains in the marketplace, including:

- More than half of Spirent TestCenter customers are repeat buyers;

- A significant number of customer wins are at incumbent accounts of the competition;

- Our top 20 Broadband customers are using Spirent TestCenter; and

- More than 180 customers are now using the new platform.

Spirent's Broadband customers are interested in driving significant competitive advantage through faster time to market for new services and products, deploying new services to tap into new revenue streams and seeking highly integrated solutions to reduce their footprint. They understand that complex testing cannot be outsourced and that their resources for implementing complex testing are limited. Development plans for Spirent TestCenter will deliver increased functionality, scale, ease of use and automation so that our customers can continue to improve time to test, reduce the cost of testing and achieve a faster time to revenue for their new products and services. Spirent TestCenter architecture is significantly ahead of the competition and is designed to integrate new technologies moving forward to protect customers' investments.

Results for Performance Analysis Wireless ("Wireless") mirrored that of Broadband - a combination of key market successes countered by market and product challenges. Spirent's overall CDMA business was down due to a lull in the air interface evolution by network operators which led to the lack of a new technology catalyst for testing. In the WCDMA market, our gains in selling into GSM and WCDMA-based A-GPS mobile device test applications were offset by declines in the RF test business.

In the Mobile Device Test segment, where we hold a significant market share, we had a strong year for Location Based Services test in both the CDMA and WCDMA markets. Spirent's Location Test Systems turned in a record-breaking year, driven by additional regulatory requirements for handsets and growth in the deployment of commercial Location Based Services. More than 60 per cent of Wireless R&D is focused on the WCDMA applications market, and Spirent continues to invest in its core network emulator platform to improve feature capability. Wireless also saw some modest continued growth in the simulator market for faders, driven by the evolution of Mobile Input-Mobile Output technology, a key element of WiMax deployment. At the end of the year, Spirent saw activity in testing for Mobile TV begin to ramp. This exciting industry promises to be a key area of focus for Spirent as mobile network operators deploy multi-media services in 2007.

Performance Analysis Positioning ("Positioning") saw its third year of double-digit growth. Of note, Positioning launched the World's first commercial Galileo simulator and secured key contracts for official Galileo program business. Galileo is expected to be a significant source of revenue in the future.

Spirent entered into the Subscriber Experience Management ("SEM") market segment as a result of its acquisition of SwissQual. Here, Spirent experienced a significant impact from widespread industry consolidation, reducing demand markedly. In addition, there were substantial delays in purchasing decisions compared to previous years. Competition is intense as well and drove increased pressure on pricing; whilst several competitors merged to improve their market position. Despite these conditions, Spirent added an estimated 30 new SEM customers during the year. It launched a new product, Diversity, which was well received by the market and gained traction with leading mobile network operators.



Service Assurance

In 2006, Spirent's Service Assurance division stabilised its performance amid significant market consolidation, secured important contracts for its triple play service assurance and field test solutions and delivered a break-even result before share-based payment of GBP1.2 million, marking a significant improvement over its performance in 2005.

Delays in customer decisions and spending on new solutions continued throughout the year and competition remains strong as service assurance players vie for fewer customers and retention of incumbent positions due to market consolidation. Carriers continue to shift spending away from legacy networks as they deploy triple play offerings, however the current limited triple play subscriber base is restricting the service assurance market.

Overall revenues were slightly higher for Service Assurance compared to last year, due to the recognition of revenue from one-time projects for remote packet access testing in the first half of 2006. Operating loss was GBP1.1 million compared with a loss of GBP10.8 million in 2005. The improvement in profitability is due to increased revenue and margin, coupled with the benefit of restructuring actions that took place in the second quarter. These actions allowed the division to target a break-even position before share-based payment for the year.

The revenue profile has remained comparable with the prior year, with the majority of revenue coming from US service providers. Revenue from DSL equipment (20 per cent of total revenue) was higher in 2006 due to increased customer demand. Leased line revenue for service assurance products (50 per cent of total) was down on 2005 as anticipated as customers continued to move spending away from legacy service assurance solutions.

Service Assurance has begun to see the results of its investment in next-generation services. It secured a strategic contract with TELUS, a leading provider of data, IP and wireless solutions in Canada. The contract represents the first award for a full-scale triple play service assurance solution. It also demonstrates that the triple play market is growing and that carriers understand service assurance solutions are needed before scaling services. In addition, the Service Assurance division's new handheld field test device, Tech-X, was approved and deployed at major North American customers.

Service Assurance is focused on providing the right tools for service providers to scale triple play services and ensure consumers' Quality of Experience ("QoE"). Its portfolio includes software and hardware based centralised test and diagnostic solutions as well as handheld field test devices. The Tech-X is the first all-in-one field test solution that combines testing of copper, xDSL and triple play services enabling field technicians to access the power of the central test and monitoring systems in the field. Spirent's triple play service assurance solutions allow service providers to get it right the first time, scale the service while managing operating costs, and dispatch to fix not to find problems. From the lab to the live network, Spirent is the only company that offers triple play solutions throughout the entire technology lifecycle.

The Service Assurance division will continue to seek opportunities to realise the potential of its existing baseline business while focusing its investments on expanding its position in the triple play market. However, continuing delays in the roll out of triple play service assurance solutions by our customers is likely to impact the timing of deployment of our new centralised test products. In the short term we expect that revenue from legacy products will decline faster than the ramp up of revenues from our triple play solutions.



Systems
------------------------          ----------        ----------        ----------
GBP million                           2006          Restated          Change %
                                                        2005
------------------------          ----------        ----------        ----------

Revenue                               35.8              37.7                (5)
Operating profit                       4.7               4.3                 9
Return on sales (%)                   13.1              11.4
------------------------          ----------        ----------        ----------


The Systems group comprises PG Drives Technology, a leading supplier of control systems for electrically powered medical and industrial vehicles. Revenue was down 5 per cent and operating profit up 9 per cent, respectively. Return on sales increased to 13.1 per cent compared with 11.4 per cent in 2005.

During 2006 we saw continued strong revenues from the VR2, a low cost, mainstream wheelchair control system that we launched in second half of 2005, as well as growing market recognition for the R-net, our highly sophisticated rehab wheelchair system. These new products, together with our established ones, enabled us to increase customer penetration in both the mobility and industrial vehicles markets during the year. This was achieved in spite of continuing constraints in US government healthcare funding for powered wheelchairs. We also moved more of our production to China to reduce the logistical costs of supporting our activities in the Asia Pacific region. At the end of 2006 we launched two new systems, X25/30 and Sigmadrive, targeted at heavier industrial vehicles. These new products will spearhead our entry into new industrial markets.


Non-segmental costs

Non-segmental costs, being those which are not directly attributable to the operating segments, were GBP5.8 million compared with GBP5.5 million in 2005. These costs relate to the costs of our Board and costs in relation to our dual listing, including much of the costs of the Sarbanes-Oxley Act of 2002.



Consolidated income statement

                                                                     2006                            2005
Year to 31 December      Notes                                   GBP million                       GBP million
------------------       ------          --------        -------- --------    --------   -------- -------
                                 Before material       Material     Total      Before   Material     Total
                                            one-           one-              material   one-time
                                      time items     time items              one-time      items
                                             and            and                 items        and
                                        goodwill       goodwill                   and   goodwill
                                      impairment     impairment              goodwill impairment
                                                                           impairment
------------------       ------          --------        -------- --------    --------   -------- -------

Continuing operations
Revenue                    2,3            271.6               -     271.6      259.3          -     259.3
Cost of sales                            (151.2)              -    (151.2)    (151.7)      (1.4)   (153.1)
------------------       ------          --------        -------- --------    --------   -------- -------

Gross
profit/(loss)                             120.4               -     120.4      107.6       (1.4)    106.2
Selling and
distribution                              (71.2)              -     (71.2)     (70.9)         -     (70.9)
Administration                            (40.9)          (55.6)    (96.5)     (30.3)     (44.0)    (74.3)
------------------       ------          --------        -------- --------    --------   -------- -------

Operating
profit/(loss)                2              8.3           (55.6)    (47.3)       6.4      (45.4)    (39.0)
Profit on the
disposal of
operations                                    -               -         -          -        3.9       3.9
------------------        ------         --------        --------  --------   --------   --------   -------

Profit/(loss)
before
interest                                    8.3           (55.6)    (47.3)       6.4      (41.5)    (35.1)
Finance income                              7.6               -       7.6        1.5          -       1.5
Finance costs                              (1.6)              -      (1.6)      (8.1)         -      (8.1)
Costs
associated
with the
repayment of
loan notes                                    -            (8.8)     (8.8)         -          -         -
------------------       ------          --------        -------- --------    --------   -------- -------

Profit/(loss)
before tax                                 14.3           (64.4)    (50.1)      (0.2)     (41.5)    (41.7)
Tax                                        (0.9)              -      (0.9)       4.0          -       4.0
------------------       ------          --------        -------- --------    --------   -------- -------

Profit/(loss)
for the year
from
continuing
operations
after tax                                  13.4           (64.4)    (51.0)       3.8      (41.5)    (37.7)
Discontinued operations
Profit for the
year from
discontinued
operations                   4              2.9           156.9     159.8       19.9       (6.7)     13.2
------------------       ------          --------        -------- --------    --------   -------- -------

Profit/(loss)
for the year                               16.3            92.5     108.8       23.7      (48.2)    (24.5)
------------------       ------          --------        -------- --------    --------   -------- -------

Attributable to:
Equity holders
of parent                                  16.3            92.5     108.8       23.3      (48.2)    (24.9)
Minority
shareholders'
interests -                                   -               -         -        0.4          -       0.4
discontinued operations
------------------       ------          --------        -------- --------    --------   -------- -------

Profit/(loss)
for the year                               16.3            92.5     108.8       23.7      (48.2)    (24.5)
------------------       ------          --------        -------- --------    --------   -------- -------

Earnings/(loss) per share
(pence)                      6
Basic
earnings/(loss)                                                     11.75                           (2.62)
Basic loss
from
continuing
operations                                                          (5.51)                          (3.97)
Diluted
earnings/(loss)                                                     11.70                           (2.62)
Diluted loss
from
continuing
operations                                                          (5.51)                          (3.97)
------------------       ------          --------        -------- --------    --------   -------- -------



Consolidated statement of recognised income and expense

                                                          Year to 31 December
                                                             ---------------
GBP million                                                  2006         2005
----------------------------------                        ---------    ---------

Income and expense recognised directly in equity
Gains on cash flow hedges taken to equity                       -          1.9
Exchange differences on retranslation of foreign
operations                                                  (10.3)         4.1
Actuarial gains/(losses) on defined benefit pension
plans                                                         1.6        (16.1)
----------------------------------                        ---------    ---------

                                                             (8.7)       (10.1)
Transfers to income statement
Exchange gain transferred to profit on sale                  (1.3)           -
Gains on cash flow hedges                                    (1.9)        (0.5)
Transfers to balance sheet
Write-off of deferred tax asset on pension liability            -        (11.1)
----------------------------------                        ---------    ---------

Net (expense)/income recognised directly in equity          (11.9)       (21.7)
Profit/(loss) for the year                                  108.8        (24.5)
----------------------------------                        ---------    ---------

Total recognised income and expense for the year             96.9        (46.2)
----------------------------------                        ---------    ---------

Attributable to:
Equity holders of parent                                     96.9        (46.8)
Minority shareholders' interests - discontinued
operations                                                      -          0.6
----------------------------------                        ---------    ---------

                                                             96.9        (46.2)
----------------------------------                        ---------    ---------



Consolidated balance sheet

                                                             At 31 December
                                                             ---------------
GBP million                                                  2006         2005
----------------------------------                        ---------    ---------

Assets
Non-current assets
Intangible assets                                            63.3         71.5
Property, plant and equipment                                25.3         30.1
Trade and other receivables                                   1.4          1.7
Cash on deposit                                               8.5            -
Defined benefit pension fund surplus                          2.4            -
Deferred tax                                                  1.2          1.0
----------------------------------                        ---------    ---------

                                                            102.1        104.3
----------------------------------                        ---------    ---------

Current assets
Inventories                                                  25.4         27.0
Trade and other receivables                                  63.8         56.3
Derivative financial instruments                              0.1          2.6
Cash and cash equivalents                                    97.6         49.2
----------------------------------                        ---------    ---------

                                                            186.9        135.1
----------------------------------                        ---------    ---------

Assets held in disposal group held for sale                     -        164.1
----------------------------------                        ---------    ---------

Total assets                                                289.0        403.5
----------------------------------                        ---------    ---------

Liabilities
Current liabilities
Trade and other payables                                    (61.8)       (62.9)
Current tax                                                 (30.5)       (24.7)
Derivative financial instruments                                -         (0.7)
Short term borrowings and overdrafts                            -         (3.9)
Provisions and other liabilities                             (5.9)        (4.1)
----------------------------------                        ---------    ---------

                                                            (98.2)       (96.3)
----------------------------------                        ---------    ---------

Non-current liabilities
Trade and other payables                                     (0.5)        (0.7)
Derivative financial instruments                                -         (2.0)
Long term borrowings                                            -        (71.2)
Defined benefit pension fund deficit                         (1.4)       (51.5)
Deferred tax                                                    -         (0.8)
Provisions and other liabilities                             (6.1)       (10.1)
----------------------------------                        ---------    ---------

                                                             (8.0)      (136.3)
----------------------------------                        ---------    ---------

Liabilities included in disposal group held for sale            -        (48.7)
----------------------------------                        ---------    ---------

Total liabilities                                          (106.2)      (281.3)
----------------------------------                        ---------    ---------

Net assets                                                  182.8        122.2
----------------------------------                        ---------    ---------

Capital and reserves
Share capital                                                32.5         32.2
Share premium account                                        10.6          4.4
Capital reserve                                               5.5         10.2
Translation reserve                                          (6.1)         5.5
Net unrealised gains and losses                                 -          1.9
Retained earnings                                           140.3         66.1
----------------------------------                        ---------    ---------

Equity holders of parent                                    182.8        120.3
Minority interests                                              -          1.9
----------------------------------                        ---------    ---------

Total equity                                                182.8        122.2
----------------------------------                        ---------    ---------

Consolidated cash flow statement

                                                              Year to 31 December
                                                              ----------------
GBP million                                           Note        2006       2005
------------------------------                        ------   ---------  ---------

Cash flows from operating activities
Cash flow from operations                                 7      (40.7)      34.0
Tax paid                                                          (2.3)      (4.6)
------------------------------                        ------   ---------  ---------

Net cash (outflow)/inflow from operating activities              (43.0)      29.4
------------------------------                        ------   ---------  ---------

Cash flows from investing activities
Dividends received from associates                                   -        0.2
Interest received                                                  5.5        1.4
Cash on deposit                                                   (8.5)         -
Disposal of operations                                           278.2        2.4
Purchase of property, plant and equipment                        (14.1)     (30.5)
Purchase of intangible assets                                     (0.8)         -
Proceeds from the sale of property, plant and
equipment                                                          0.4        0.6
Acquisition of subsidiaries                                      (44.4)         -
------------------------------                        ------   ---------  ---------

Net cash from/(used in) investing activities                     216.3      (25.9)
------------------------------                        ------   ---------  ---------

Cash flows from financing activities
Interest paid                                                     (1.4)      (7.4)
Interest element of finance lease rental payments                    -       (0.5)
Costs associated with repayment of loan notes                     (9.5)         -
Proceeds from the issue of share capital and employee
share ownership trust                                              2.4        2.7
On-market share repurchase                                       (41.9)         -
Repayments of borrowings                                         (95.7)      (0.2)
New borrowings                                                    23.0          -
Repayments of capital element of finance lease
rentals                                                              -       (1.4)
------------------------------                        ------   ---------  ---------

Net cash used in financing activities                           (123.1)      (6.8)
------------------------------                        ------   ---------  ---------

Net increase/(decrease) in cash and cash equivalents              50.2       (3.3)
Cash and cash equivalents at the beginning of the
year                                                              48.8       51.0
Effect of foreign exchange rate changes                           (1.4)       1.1
------------------------------                        ------   ---------  ---------

Cash and cash equivalents at the end of the year                  97.6       48.8
------------------------------                        ------   ---------  ---------

Cash and cash equivalents comprise:
Cash and cash equivalents                                         97.6       49.2
Overdrafts                                                           -       (0.4)
------------------------------                        ------   ---------  ---------

                                                                  97.6       48.8
------------------------------                        ------   ---------  ---------



Notes

1   Financial information presented


The financial information contained in this document does not constitute statutory accounts as defined in Section 240 of the Companies Act 1985.


As required by the European Union's IAS Regulation and the Companies Act 1985 the Group has prepared its consolidated financial statements for the year to 31 December 2006 in accordance with International Financial Reporting Standards ("IFRS") as adopted by the European Union. The comparative financial information is based on the statutory accounts to 31 December 2005. These accounts, upon which the auditors issued an unqualified opinion, have been delivered to the Registrar of Companies.


2   Segmental analysis
--------------     --------    --------  -------------  -------  ---------     --------
GBP million     Performance    Service  Communications Systems  Non-segmental Continuing
                   Analysis  Assurance                                        operations
                                                                                   Total
--------------     --------    --------  -------------  -------  ---------     --------

2006
Revenue                192.2      43.6          235.8     35.8             -      271.6
--------------     --------    --------  -------------  -------  ---------     --------

Operating
profit/(loss)
before
material
one-time items
and goodwill
impairment              10.5      (1.1)           9.4      4.7          (5.8)       8.3
Material
one-time items          (3.8)     (5.3)          (9.1)       -           0.3       (8.8)
Goodwill
impairment             (27.7)    (19.1)         (46.8)       -             -      (46.8)
--------------     --------    --------  -------------  -------  ---------     --------

Operating
(loss)/profit          (21.0)    (25.5)         (46.5)     4.7          (5.5)     (47.3)
Finance income                                                                      7.6
Finance costs                                                                      (1.6)
Costs
associated
with the
repayment of
loan notes                                                                         (8.8)
--------------     --------    --------  -------------  -------  ---------     --------

Loss before tax                                                                   (50.1)
Tax                                                                                (0.9)
--------------     --------    --------  -------------  -------  ---------     --------

Loss after tax
for the year                                                                      (51.0)
--------------     --------    --------  -------------  -------  ---------     --------

Other information
Product
development             45.5       9.5           55.0      2.3             -       57.3
Share-based
payment                  3.6       1.2            4.8      0.1           0.3        5.2
Intangible
amortisation             1.6         -            1.6        -             -        1.6
--------------     --------    --------  -------------  -------  ---------     --------




2   Segmental analysis continued

--------------     ----------- ---------  ------------- -------  ------------- ----------
GBP million      Performance    Service  Communications Systems  Non-segmental Continuing
                    Analysis  Assurance                                        operations
                                                                                    Total
--------------     ----------- ---------  ------------- -------  ------------- ----------

2005
Revenue                178.8      42.8          221.6      37.7             -      259.3
--------------     ----------- ---------  ------------- -------  ------------- ----------

Operating
profit/(loss)
before
material
one-time items
and goodwill
impairment              18.4     (10.8)           7.6       4.3          (5.5)       6.4
Material
one-time items          (2.5)     (5.4)          (7.9)        -          (0.5)      (8.4)
Goodwill
impairment                 -     (37.0)         (37.0)        -             -      (37.0)
--------------     ----------- ---------  ------------- -------  ------------- ----------

Operating
(loss)/profit           15.9     (53.2)         (37.3)      4.3          (6.0)     (39.0)
Profit on
disposal of
operations                                                                           3.9
Finance income                                                                       1.5
Finance costs                                                                       (8.1)
--------------     ----------- ---------  ------------- -------  ------------- ----------

Loss before tax                                                                    (41.7)
Tax                                                                                  4.0
--------------     ----------- ---------  ------------- -------  ------------- ----------

Loss after tax
for the year                                                                       (37.7)
--------------     ----------- ---------  ------------- -------  ------------- ----------

Other information
Product
development             42.1      14.0           56.1       2.3             -       58.4
Share-based
payment                  3.6       1.2            4.8       0.1           0.2        5.1
--------------     ----------- ---------  ------------- -------  ------------- ----------



3   Geographical analysis

GBP  million                                               2006           2005
----------------------------------                      ---------      ---------

Revenue by market
Continuing operations
Europe                                                     54.6           43.0
North America                                             153.0          158.2
Asia Pacific, Rest of Americas, Africa                     64.0           58.1
----------------------------------                      ---------      ---------

                                                          271.6          259.3
----------------------------------                      ---------      ---------

Revenue by source
Continuing operations
Europe                                                     76.5           61.2
North America                                             175.9          180.9
Asia Pacific, Rest of Americas, Africa                     19.2           17.2
----------------------------------                      ---------      ---------

                                                          271.6          259.3
----------------------------------                      ---------      ---------

4   Discontinued operations

GBP million                                                 2006          2005
----------------------------------                       ---------     ---------

Revenue                                                     28.0         205.5
----------------------------------                      ---------      ---------

Operating profit                                             3.0          24.4
Share of profit of associate                                 0.1           2.7
Profit/(loss) on the disposal of operations                166.1          (6.7)
Net finance costs                                           (0.1)         (1.1)
----------------------------------                      ---------      ---------

Profit/(loss) before tax                                   169.1          19.3
Tax                                                         (0.1)         (6.1)
Tax on the disposal of operations                           (9.2)            -
----------------------------------                      ---------      ---------

Profit for the year                                        159.8          13.2
----------------------------------                      ---------      ---------


5   Material one-time items and goodwill impairment

GBP million                                                    2006       2005
-----------------------------------                          --------  ---------

Goodwill impairment                                            46.8       37.0
Restructuring costs                                             9.1        6.9
EGM costs                                                       2.0          -
Curtailment and settlement gain on defined benefit pension     (1.7)         -
plan
Release of provision for prior year disposals                  (0.6)
Inventory provisions                                              -        1.4
Exit from joint venture                                           -        0.1
-----------------------------------                          --------  ---------

                                                               55.6       45.4
-----------------------------------                          --------  ---------




6   Earnings/(loss) per share


GBP million                                           Continuing Discontinued      Total
                                                      operations   operations operations
----------------------------                          --------   ---------    ---------

2006
Profit/(loss)
for the year
attributable
to equity
holders of
parent                                                   (51.0)       159.8      108.8
Material
one-time items                                             8.8            -        8.8
Goodwill
impairment                                                46.8            -       46.8
Profit on the
disposal of
operations                                                   -       (156.9)    (156.9)
Costs
associated
with the
repayment of
loan notes                                                 8.8            -        8.8
Prior year tax
credit                                                    (0.3)           -       (0.3)
----------------------------                            --------    ---------  ---------

Adjusted
earnings
attributable
to equity
holders of
parent                                                    13.1          2.9       16.0
----------------------------                            --------    ---------  ---------

2005
(Loss)/profit
for the year                                             (37.7)        13.2      (24.5)
Less: minority
shareholders'
interests                                                    -         (0.4)      (0.4)
----------------------------                            --------    ---------  ---------

(Loss)/profit
for the year
attributable
to equity
holders of
parent                                                   (37.7)        12.8      (24.9)
Material
one-time items                                             8.4          0.4        8.8
Goodwill
impairment                                                37.0            -       37.0
(Profit)/loss
on the
disposal of
operations                                                (3.9)         6.7        2.8
Prior year tax
credit                                                    (5.9)           -       (5.9)
Prior year tax
credit on
associate                                                    -         (1.5)      (1.5)
----------------------------                            --------    ---------  ---------

Adjusted
earnings/(loss) attributable
to equity
holders of
parent
(restated)                                                (2.1)        18.4       16.3
----------------------------                            --------    ---------  ---------







                                                                       2006       2005
----------------------------                            --------    ---------  ---------

Earnings/(loss) per share (pence)
Basic                                                                 11.75      (2.62)
Basic from
continuing
operations                                                            (5.51)     (3.97)

Diluted                                                               11.70      (2.62)
Diluted from
continuing
operations                                                            (5.51)     (3.97)

Adjusted
(restated)                                                             1.73       1.72
Adjusted from
continuing
operations
(restated)                                                             1.41      (0.22)
----------------------------                            --------    ---------  ---------

Weighted average number of shares in issue (million)
Basic and
adjusted                                                              925.9      950.4
Dilutive
potential of
employee share
options                                                                 3.8       10.2
----------------------------                            --------    ---------  ---------

Weighted
average number
of shares in
issue -
diluted                                                               929.7      960.6
----------------------------                            --------    ---------  ---------


7   Reconciliation of profit/(loss) before tax to cash generated from operations

GBP million                                                   2006        2005
----------------------------------                         ---------   ---------

Continuing operations
Loss before tax                                              (50.1)      (41.7)
Adjustments for:
Profit on the disposal of operations                             -        (3.9)
Finance income                                                (7.6)       (1.5)
Finance costs                                                  1.6         8.1
Costs associated with the repayment of loan notes              8.8           -
Goodwill impairment                                           46.8        37.0
Intangible amortisation                                        1.6           -
Depreciation of property, plant and equipment                 11.8        11.4
Loss on the disposal of property, plant and equipment          0.6         0.1
Impairment of property, plant and equipment                    0.8           -
Share-based payment                                            5.2         5.1
Settlement and curtailment of pension fund                    (1.7)          -
Changes in working capital:
Deferred income (released)/received                           (1.3)        5.8
(Increase)/decrease in receivables                            (6.1)        0.4
Increase in inventories                                       (0.4)       (0.4)
Decrease in payables                                          (2.8)      (16.8)
Decrease in provisions                                        (1.0)       (0.9)
Defined benefit pension fund                                 (47.0)       (3.8)
----------------------------------                         ---------   ---------

Cash flows from continuing operations                        (40.8)       (1.1)
----------------------------------                         ---------   ---------

Discontinued operations
Profit before tax                                            169.1        19.3
Adjustments for:
Share of profit of associates                                 (0.1)       (2.7)
Profit/(loss) on the sale of discontinued operations        (166.1)        6.7
Finance income                                                   -        (0.1)
Finance costs                                                  0.1         1.2
Depreciation of property, plant and equipment                  1.6        11.2
Profit on the disposal of property, plant and equipment       (0.1)       (0.1)
Share-based payment                                            0.4         0.5
Changes in working capital:
Increase in receivables                                       (2.9)       (1.7)
Decrease/(increase) in inventories                             0.5        (3.0)
(Decrease)/increase in payables                               (2.4)        3.8
----------------------------------                         ---------   ---------

Cash flows from discontinued operations                        0.1        35.1
----------------------------------                         ---------   ---------

Cash flows from operating activities                         (40.7)       34.0
----------------------------------                         ---------   ---------



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______MICHAEL ANSCOMBE______

                                                     (Registrant)

Date: 01 March, 2007                    By   ____/s/ Michael Anscombe____

                                                    (Signature)*